EXHIBIT 99.1

Foremost Clean Energy Sends Management Information Circular for Annual General and Special Meeting of Shareholders and Strongly Encourages Online Voting Given Postal Service Disruption

VANCOUVER, British Columbia, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, today announces that, further to its news release dated November 15, 2024, it has sent via courier to all registered Foremost shareholders (the “Company Shareholders”) a notice-and-access notification with respect to the management information circular (the “Circular”) and form of proxy for the annual general and special meeting (the “Meeting”) of the Company shareholders to be held at 10:00 a.m. (Vancouver time) on December 20, 2024 at the offices of Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, BC, to consider amongst other things and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), approving a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) to facilitate the strategic spin-out of the Winston Group of Gold and Silver Properties (the “Properties”) to Rio Grande Resources Ltd. (“Rio Grande”), a recently incorporated wholly-owned subsidiary of Foremost (the “Spin-Out”), all as more particularly described in the Circular (the “Transaction”).

In addition, Broadridge Financial Solutions, Inc. (“Broadridge”), on behalf of the Company, has sent via courier the notice-and-access notification with respect to the Circular and a voting instruction form to non-registered Company Shareholders. The Company arranged for courier delivery of all meeting materials in light of the national strike commenced by the Canadian Union of Postal Workers on November 15, 2024 (the “Strike”) which resulted in Canada Post’s operations being suspended. Absent delivery by courier, Company shareholders would not have received the meeting materials sufficiently in advance of the Meeting to consider the items of business and vote, if at all. However, given the unprecedented demand for courier services as a result of the Strike, Broadridge indicated that it was limited in the number of meeting materials that it could courier on any given day across all of its clients and therefore was compelled to pro rate its distribution in respect of each such issuer. As a result, Broadridge elected to courier meeting materials only to those non-registered shareholders holding 10,000 or more common shares of Foremost (“Common Shares”), with the remaining non-registered shareholders to receive their meeting materials by mail, if and when the Strike is resolved.

Insofar as it is unlikely that the Strike will resolve sufficiently in advance of the Meeting to allow for that distribution, and in order to facilitate the delivery of the Circular and related materials for the Meeting to other Company Shareholders the Company will deliver, by email, a copy of the Circular and related materials for the Meeting to each registered or non-registered Company Shareholder who requests (please direct any requests for copies of the Circular and related materials for the Meeting to: info@foremostcleanenergy.com). Non-registered Company Shareholders are also encouraged to contact the proxy department at their broker or other intermediary (where their Common Shares are held) who can assist them with the voting process. Non-registered Company Shareholders must follow the voting instructions provided by their broker or other intermediary and will need their specific control number to vote.

In light of the ongoing Strike and the strong potential that any votes submitted by mail will not be received by Foremost and not voted at the Meeting, both registered and non-registered Company Shareholders are strongly encouraged to take advantage of online voting in the manner set out in the form of proxy (in the case of registered Company Shareholders) or voting instruction form provided by their broker or other intermediary (in the case of non-registered Company Shareholders).

The Circular and related materials for the Meeting have also been filed on the Company’s profile on SEDAR+ at www.sedarplus.ca and posted to the Company’s website at https://foremostcleanenergy.com/investors/shareholder-meeting.html.

Pursuant to the Arrangement, among other things, the Properties will be transferred to Rio Grande, and Foremost Shareholders will exchange each outstanding common share of Foremost (each a “Foremost Shares”) for one (1) new common share of Foremost and two (2) common shares of Rio Grande (the “Rio Grande Shares”). Foremost is expected to initially retain an approximate 19.95% interest in Rio Grande. Completion of the Arrangement is conditional upon, among other things, the listing of the Rio Grande Shares on the Canadian Securities Exchange (the “CSE”) or other stock exchange.

On November 12, 2024, the BC Supreme Court granted an interim order (the “Interim Order”) providing for the calling and holding of the Meeting and certain other matters related to the Meeting and the Arrangement. A copy of the Interim Order is included in the Circular. The Interim Order was amended on November 27, 2024, to also allow for the delivery of the Circular and related meeting materials to non-registered Company Shareholders via email, upon request.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison Mines Corp. (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the consummation and timing of the Arrangement, the manner of delivery of the Circular and meeting materials and the number of non-registered Company Shareholders to whom materials were couriered, the implications of the Strike on delivery and the timing of resolution of the Strike and the re-commencement of postal service. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.